OYCO, INC.

1313 E Maple Street, Suite 201, PMB #477, Bellingham, Washington 98225

360-685-4277

Ta Tanisha Meadows

Division of Corporate Finance

US Securities and Exchange Commission

Washington, DC 20549-0405

RE:

Oyco, Inc

Item 4.01 Form 8-K

Filed September 16, 2009

File No. 0-51361

Dear Ms. Meadows

In response to your letter of September 21, 2009 we have the following comments:

Item 1

The 8KA reflects the correct file number.  All future filings will contain the correct number.

Item 2

The 8KA will show the date of dismissal of Moore and Associates as the actual date of dismissal rather than the effective date.

Item 3

The 8KA will show the actual date of engagement of Seale and Beers rather than the effective date of engagement.

Item 4

The 8KA discloses that the reports of Moore and Associates; Chartered for December 31, 2008 and December 31, 2007 did not contain an adverse opinion or disclaimer of opinion, or qualification or modification as to uncertainty, audit scope or accounting principles, except that the reports contained an explanatory paragraph in respect to the substantial doubt about or ability to continue as a going concern.

Item 5

The 8KA outlines that Moore and Associates; Chartered will not be issuing a letter in respect to the statements made in the 8KA.

Item 6

Our 8KA reflects that during the two previous fiscal years and up to the date of engagement, there was no consultation with Seale & Beers, CPA’s regarding the application of accounting principles to a specified transaction, either completed or proposed or the type of audit opinion that might be rendered on our financial statements nor has Seale and Beers, CPA’s provided to us a written report or oral advice that Seale and Beers, CPA’s  concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue.

We trust this satisfies your requirements for the filing our 8KA.

Yours very truly,

By:  /s/Rhonda Stevenson

Rhonda Stevenson

President, Chief Executive Officer,

Chief Financial Officer and Director

(Principal Executive Officer and Principal Financial Officer)